Nova Roma Funding, LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
As of December 31, 2023 and for the period from August 18, 2023 (Inception)
to December 31, 2023

NOVA ROMA FUNDING, LLC

TABLE OF CONTENTS



To the Managing Member of
Nova Roma Funding, LLC
Nashville, Tennessee

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Nova Roma Funding, LLC (the "Company") which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the period from August 18, 2023 (inception) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from August 18, 2023 (inception) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and has not generated revenues since inception. As of December 31, 2023, the Company has limited working capital and is reliant upon its manager to fund its existing and ongoing financial obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
September 24, 2024

NOVA ROMA FUNDING, LLC
BALANCE SHEET
As of December 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$	443,634
Total Current Assets		443,634
Investment in Nova Roma, Inc.		840,329
TOTAL ASSETS	$	1,283,963

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Due to Nova Roma, Inc.	$	440,329
Total Current Liabilities		440,329
Members' Equity:		
Capital contributions		840,329
Retained earnings		3,305
Total Members' Equity		843,634
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,283,963

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

NOVA ROMA FUNDING, LLC
STATEMENT OF OPERATIONS
For the period from August 18, 2023 (inception) to December 31, 2023

Revenue	$	-
Operating expenses:		
General and administrative		-
Total operating expenses		-
Loss from operations		-
Other income/(expenses)		
Interest income		3,305
Total other income/(expenses)		3,305
Net income	$	3,305

NOVA ROMA FUNDING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from August 18, 2023 (inception) to December 31, 2023

	Members' Equity
Balance as of August 18, 2023 (inception)	$ -
Capital contributions	895,298
Offering costs	(54,969)
Net income	3,305
Balance as of December 31, 2023	$ 843,634

NOVA ROMA FUNDING, LLC
STATEMENT OF CASH FLOWS
For the period from August 18, 2023 (inception) to December 31, 2023

Cash Flows from Operating Activities

Net income	$	3,305
Net cash provided by operating activities		3,305

Cash Flows from Investing Activities

Investment in Nova Roma, Inc.		(400,000)
Net cash used in investing activities		(400,000)

Cash Flows from Financing Activities

Contributions		895,298
Offering costs		(54,969)
Net cash provided by financing activities		840,329

Net change in cash		443,634

Cash at beginning of the period		-
Cash at end of the period	$	443,634

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$	-
Cash paid for income tax	$	-

Supplemental Disclosure of Non-Cash Investing and Financing Activity:

Unpaid investments into Nova Roma, Inc.	$	440,329

See accompanying Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

NOVA ROMA FUNDING, LLC
STATEMENT OF CASH FLOWS
For the period from August 18, 2023 (inception) to December 31, 2023

NOTE 1: NATURE OF OPERATIONS

Nova Roma Funding, LLC (the "Company") is a limited liability company formed on August 18, 2023 under the laws of Delaware. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and/or disposing of the Securities issued by Nova Roma, Inc. (the "Crowdfunding Issuer"), which also serves as the Manager of the Company and to engage in any and all activities necessary or incidental thereto.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

Significant Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in

active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company had $193,634 of uninsured deposits as of December 31, 2023.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2023.

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company intends to make an election to be taxed as a corporation.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues since inception. As of December 31, 2023, the Company had limited working capital and is reliant upon its manager to fund its existing and ongoing financial obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital from its manager sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

In 2023, the Company received capital contributions from its members amounting to $895,298 and from the issuance of 7,460,335 shares of Nova Roma, Inc's (the "Manager") Series CF Preferred Stock. It is the intent of the Company to issue preferred units that maintain a one-to-one relationship between the number, denomination, type, and rights of the securities issued by Nova Roma, Inc. to the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act").

The Company will be considered a manager-managed company. All powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager. No other member of the Company shall have any authority or right to act on behalf of or bind the Company.

The Company is authorized to issue a class of units designated as "Series CF Preferred Units". The Series CF Preferred Units issued and outstanding will be recorded and tracked on the members schedule. Additionally, the Manager may engage a registered transfer agent to maintain the members schedule.

In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the securities, the Manager shall make such distributions promptly to the holders of the Series CF Preferred Units on a one-to-one basis as if the holders of the Series CF Preferred Units held the securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Series CF Preferred Units. Notwithstanding any provision to the contrary in the operating agreement, the Company shall not make any distributions to members if such distribution would violate the Securities Act or other applicable law.

No person shall be entitled to exercise any voting rights as a member until such person shall have been admitted as a member. The securities do not provide the holders thereof a right to vote. As such, except as required by a non-waivable provision of the Securities Act, the preferred members are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Series CF Preferred Units or otherwise.

NOTE 5: RELATED PARTY TRANSACTIONS

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

The Company has received net proceeds of $840,329 from the Regulation Crowdfunding offering discussed in Note 4. Of which, $400,000 was paid to the Crowdfunding Issuer and $440,329 remains due to the Crowdfunding Issuer as of December 31, 2023. The total investment into the Crowdfunding Issuer was $840,329 as of December 31, 2023.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

While there is no currently known pending legal proceedings and regulatory actions, the Company could become subject to legal proceeding or regulatory actions in the ordinary course of business. The Company does not anticipate any legal proceedings or regulatory actions that could have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated all subsequent events through September 24, 2024, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.